UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-25591
CUSIP NUMBER:  75953U102

(Check One):  [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  December 31, 2010

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CLAVIS TECHNOLOGIES INTERNATIONAL CO., LTD.
Full Name of Registrant

Former Name if Applicable

#1564-1, Seojin Bldg., 3rd Floor, Seocho3-Dong
Address of Principal Executive Office (Street and Number)

Seocho-Gu, Seoul, Korea 137-874
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Annual Report on Form 10-K for the year ended December 31, 2010 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-K.  The Form 10-K will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(772)	225-6435
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is preliminary consolidated results of operations data for Clavis Technologies International Co., Ltd. (the "Company" or “us”) for the year ended December 31, 2010 and comparative data for the year ended December 31, 2009:

Revenues.  Revenues for the year ended December 31, 2010 were approximately $180,725, a decrease of $377,669, or 65%, compared to approximately $558,394 for the fiscal year ended December 31, 2009.  The decline in sales was mainly due to the lower number of deliverables made for projects and the recognition of lower amount of revenue as a result and fewer contracts overall.  In 2009 the registrant had completed more deliverables for its projects than it did in 2010.  In 2010, the registrant had five (5) projects that were ongoing for contract sales in the aggregate amount of approximately $180,725, compared to 12 projects that were ongoing during the 2009 for contract sales in the aggregate of approximately $374,800.  We had three (3) projects with contracts for sales of approximately $35,000 which were originally to be done 2010 but which had their starting dates delayed to 2011 because the customers were not ready to begin their project.

Salaries and Employee Benefits Expense.  Salaries and employee benefits expense, which is comprised of salaries, temporary hires and health insurance, for the year ended December 31, 2010 was approximately $97,600, which was a decrease of approximately $10,200, or 9%, from the salaries expense of approximately $107,800 for 2009.  This decrease can be attributed a 7% decrease in salaries and the cost for temporary hires needed to support our business goals.

Professional Fees.  Professional fees, which consist mainly of overseas marketing costs, legal and accounting fees, were approximately $262,700 in 2010, an increase of $50,100, or 24%, from 2009.  This increase is attributed to increases in legal and accounting fees associated with the Company’s S-1 registration filing, its reporting obligations under the Securities Exchange Act and making the Company’s common stock eligible for trading on the OTC Bulletin Board.

General and Administrative Expenses.  General and administrative (“G&A”) expenses include expenses for travel and entertainment, rent, utilities, government tax and license fees and depreciation.  Total G&A expenses decreased by approximately $14,800, from approximately $57,042 for 2009 to approximately $42,300 for 2010.

Research and Development.   Research and development expense for 2010 was approximately $515,500, for the development of new products innovations needed to upgrade our current software products.  For 2009, the Company’s investment in R&D was limited and no spending occurred.

Total Operating Expenses.  Total operating expenses for 2010 was approximately $921,800, an increase of approximately $534,000, or 141%, from total operating expenses of $381,842 for 2009.  Total operating expenses for 2010 increased due to significant increases in professional fees of approximately $50,100 and research and development  expenses of approximately $515,5000 as described above.

Total Other Income and  Expenses.  Total other income and other expenses consist of interest expense and other non operating related adjustments.  Interest expense for 2010 was approximately $53,100, an increase of approximately $21,000 from 2009.

Income Taxes.   Due to operational loss the Company did not have any liability for income taxes provision for 2010.

Net Income (Loss).  The net loss for 2010 was approximately $905,700 as compared to a net loss of approximately $282,829 for 2009, an increase of approximately $623,000, mainly due to the reduction in sales revenue recognized (approximately $378,000 decline) and an increase in operating expense of approximately $540,000 as discussed above.

Clavis Technologies International Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CLAVIS TECHNOLOGIES INTERNATIONAL CO., LTD.

Date: April 1, 2011	By: /s/Hwan Sup Lee
Hwan Sup Lee
Chief Executive Officer